CODESMART HOLDINGS, INC.
275 Seventh Avenue, 5th Floor
New York, NY 10001

September 26, 2013

BY EDGAR
Ms. Anne Nguyen Parker, Branch Chief
Mr. Paul Monsour, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	CodeSmart Holdings, Inc. (the “Company”) Amendment No. 2 to Current Report on Form 8-K filed August 30, 2013 (the “8-K”) Filed No. 333-180653

Dear Ms. Parker:

Reference is made to your comment letter, dated September 11, 2013, to the Company, relating to the subject filing (the “Comment Letter”). Set forth below is the comment contained in the Comment Letter followed by the Company’s response thereto:

Comment #1:

1.
Your response to comment 4 from our letter dated August 1, 2013 states that:

“Management has targeted $6.0 million in gross revenue for the fiscal year ending December 31, 2013. Management anticipates generating revenues from college and universities on a private label basis, partnerships with cooperating hospital programs, and coding partners.”

We note your disclosure in this section that from “November 2012 to August 2013, the Company entered into several consulting agreements and established extensive relationship with strategic partners around the country, including colleges and universities, consulting firms, healthcare companies, technology companies, staffing companies, and other outsourced coding/billing companies.” Please expand to discuss in greater detail the nature of the consulting agreements and “extensive relationship[s]” that you have entered into. Discuss any specific milestones that have been established, including milestones related to any receipts of revenues. Quantify the revenues that you have received as of a recent date or are contracted to receive from these agreements and relationships. Finally, please name the strategic partners to which you refer.

Response #1:

We revised the 8-K in response to comment No. 1 on page 7 of the Amendment No. 3 to the Current Report on Form 8-K (the "8-K/A”) as follows:

“Between November 2012 and August 2013, the Company entered into consulting agreements with universities and education centers and the Company has established strategic partnerships with FIU, UCF, New York State University in Binghamton, Polk State College (the “Universities”).  Pursuant to the consulting agreements with the Universities, the Company agreed to provide subject matter expertise in ICD-10 coding and its CODESMART ™ UNIVERSITY program so that the Universities are able to offer online ICD-10 education programs as well as on-site training, seminars and webinars.

In addition, the Company has also entered in to consulting agreements with healthcare companies, including Freedom Medical Billing, LLC, Fort Wayne Medical Program, Amerinet Inc. (the “Healthcare Companies”), whereby the Company agreed to provide subject matter expertise in ICD-10 coding and granted a license to the Healthcare Companies to offer the CODESMART ™ UNIVERSITY curriculum and on-site training.

We anticipate that we will begin to receive revenues from these agreements and relationships during the fourth quarter of 2013.  We have not achieved significant revenues at an earlier point due to the one-year delay in ICD-10 implementation which was announced by The Department of Health and Human Services on August 24, 2012.”

We also revised the 8-K in response to comment No. 1 on page 12 of the 8-K/A to provide the detail of the contract value of $5.0 million. Please see Response 6 for the quoted text.

Comment #2:

2.	Please provide us with an analysis as to whether your agreements with these strategic partners should be filed as exhibits.

Response #2:

The Company is in the business of providing ICD-10 coding education and services and the strategic partnerships the Company has entered into relate to the provision of these services.  Therefore, we believe these contracts are not “material” under Item 601 of Regulation S-K in that they are not outside of the ordinary course of the Company’s business.

Comment #3:

3.
Please expand to name the “couple of companies” with which you have distribution agreements, discuss the nature of the arrangement including any fee structures, and provide an analysis as to whether you are required to file these agreements as exhibits.

Response #3:

The agreement with Amerinet, Inc. was filed on August 30, 2013 as exhibit 10.7 to the Amendment No. 2 to Current Report on the Form 8-K and is re-filed with the 8-K/A. The agreement with Ciracet is to be filed with the 8-K/A. We have revised the 8-K in response to Comment No. 3 on page 10 of the 8-K/A as follows:

“Distribution arrangements are already in place with Ciracet Corp. (“Ciracet”), and Amerinent Choice, LLC and Amerinet, Inc. (the “Amerinet Group”) (collectively, the “Distribution Partners”), whereby the Distribution Partners refer clients to the Company as well as market the Company’s products  on a commission basis. Specifically, in regard to the agreement with Ciracet, if Ciracet refers outsourced coding businesses to the Company, the Company will pay Ciracet 20% of the gross margin for each coder who provides service to a Ciracet client. In addition, Ciracet will receive 10% to 30% of the tuition received by the Company for enrollment of students that is generated by Ciracet’s private label marketing effort. The Company also entered into a long-term agreement regarding a “choice” program with Amerinet Group, one of the country’s three largest hospital group purchasing organizations (“GPO”) representing 2800 hospitals.  This program gives the Company an endorsement from the Amerinet Group as the premier provider of all ICD-10 related services. The hospital members who are partners in the GPO receive incentives by Amerient to utilize CODESMART™ products because we are an Amerient choice partner. In addition, Amerinet Group agreed to grant to the Company a sublicense to distribute, market and/or sell the Company’s products, including ICD-10 training courses, outsourced medical coding, ICD-10 transition project management under the trademark of the Amerinet Group.”

Comment #4:

4.	Please name the two regional extension centers that have endorsed CODESMART University.

Response #4:

We have revised the 8-K in response to Comment No. 4 on page 10 of the 8-K/A as follows:

“CODESMART™ University has been endorsed by two regional extension centers in Florida, Central Florida Regional Extension Center and South Florida Regional Extension Center, which involve a federal program overseen by the Office of National Coordinator For Health Information Technology (“ONC”), which promotes electronic health information and ICD-10 to over 6,000 providers in South Florida.”

Comment #5:

5.	Please provide an analysis as to whether you are required to file the agreement with UCF as an exhibit.

Response #5:

The agreement with UCF was entered by the Company in ordinary course of business. Specifically, the agreement was entered for the purpose of management’s marketing and sales of the Company’s products. Therefore, according to Item 601 of Regulation S-K, the agreement is not required to file the UCF agreement with the company as an exhibit.

Comment #6:

6.
We note your added disclosure in response to comment 4 from our letter dated August 1, 2013, and we reissue such comment in part. As part of achieving a target of $6.0 million in gross revenue for the fiscal year ending December 31, 2013, we note that over the next twelve months of operations, you have “a goal of enrolling approximately 1,000 existing coders, 1,500 clinicians and approximately 5,000 new coders.” Yet through the first three months of fiscal 2013, you had “earned $7,600 in tuition revenue for two students.”

To flesh out your expectation of “generating revenues from college[s] and universities on a private label basis, partnerships with cooperating hospital programs, and coding partners,” we would expect you to disclose in detail the reasonable basis for your goal to go from two students to thousands of students. Please revise both your plan of operations and capital resources and liquidity disclosure to provide this explanation.

Response #6:

We revised the Plan of Operations of the 8-K on page 12 of the 8-K/A as follows:

“The Company currently estimates that by December 31, 2013 it will have contracted approximately $5.0 million in revenues of which it estimates approximately $2.0 million will be recognized.  Management anticipates generating revenues from colleges and universities on a private label basis, partnerships with cooperating hospital programs, and coding partners. Management’s estimates are based on its current sales pipeline generated through the following sources:

•	The Company’s internal sales and marketing personnel of which there are 4 employees;
•	Hospital leads generated by Amerinet, Inc. and Ciracet, Inc.;
•	New coder leads generated by universities and The Employment Network, a partner of the Company to identify potential new coders and offer the CODESMART UNIVERSITY program.

Specifically, the anticipated $5.0 million in revenues is projected to come from three sources: hospitals, physician practices, and new coder direct marketing leads.  With respect to hospitals, we anticipate closing six of the twenty-four hospitals with which we are currently engaged in negotiations which can generate approximately $1.6 million of the $5.0 million contract revenues for training and related services.  In addition, we anticipate entering into ICD-10 consulting contracts with an additional four hospitals with anticipated revenues of another $1.6 million of the $5.0 million contact revenues.  Finally, we anticipate and additional $150,000 of additional hospital revenue from hospital outsourced coding services.

With respect to physician practices, we anticipate at least seven contracts for ICD-10 training by December 31, 2013 which we project to generate $250,000 in revenues of the $5.0 million contract revenues and four contracts for consulting services which are anticipated to provide an additional $150,000 in revenues of the $5 million contract revenues.  In addition, anticipate $53,000 in revenues of the $5.0 million contract revenues from outsourced coding services from physician practices.

With respect to the new coder direct market, based on test results conducted by College Bound and The Employment Network, we anticipate 4800 leads by December 31, 2013 and that we can convert approximately 10% of those leads for $1,250,000 in revenues of the $5.0 million contract revenues.

Of the foregoing anticipated contracted revenues, Management anticipates that the $2.0 million to be recognized by December 31, 2013 will break down as follows: $225,000 from existing coders, $650,000 from hospital based clinicians, $150,000 from outsourced coding, $525,000 from ICD-10 Consulting Services and $450,000 from the new coder direct market.

As of August 31, 2013, the Company had 58 existing coders registered.”

We also revised the 8-K to provide a more current revenue target as well as the basis for the Company’s current projections on page 13 of the 8-K/A as follows:

“Management has targeted approximately $5.0 million in gross contract revenues, of which $2.0 million (as further discussed in the plan of operations on page 12) in total is anticipated revenues by December 31, 2013. Management anticipates generating revenues from college and universities on a private label basis, partnerships with cooperating hospital programs, and coding partners.”

Comment #7:

7.	Please expand to disclose when and how you intend to raise the $3.0 to $5.0 million needed to support the growth of your current and expected future operations.

Response #7:

We revised the 8-K to expand our disclosure on how we intend to raise the $3.0 to $5.0 million needed to support the growth of our current and expected future operations on page 14 of the 8-K/A as follows:

“In order to achieve the above growth, the Company will need to raise $3.0 to $5.0 million funding through capital raise to support the growth of its current and expected future operations as well as to achieve its strategic objectives.  Management is currently in process of raising the $3.0 to $5.0 million in funding and expects to continue raising funds into the first quarter of 2014.  Management intends to raise capital through the issuance of debt and/or equity securities.  The Company believes its current available cash along with anticipated revenues may be insufficient to meet its cash needs for the near future if it does not receive the anticipated additional funding.  There can be no assurance that financing will be available in amounts or terms acceptable to the Company, if at all. In that event, the Company would be required to change its growth strategy and seek funding on that basis, if at all.”

Comment #8:

8.
We reissue prior comment 6 in part. The second paragraph states that “On May 8, 2013, the Company and Sharon Franey entered into an Employment Agreement, where Mr. Shapiro was employed as Chief Operating Officer and Director of the Company for a term of four years of four years with one-year automatic renewal term” (emphasis added). Please clarify whether Mr. Shapiro is employed as your Chief Operating Officer.

Response #8:

We have amended the 8-K to state as follows on page 25 of the 8-K/A as follows:

“On May 8, 2013, the Company and Sharon Franey entered into an Employment Agreement, where Ms. Franey was employed as Chief Operating Officer and Director of the Company for a term of four years of four years with one-year automatic renewal term. Ms. Franey is entitled to the compensation consisting of $225,000 per year for base salary and an annual bonus if the performance targets are met at the discretion of the Board of the Directors.”

Comment #9:

9.
We note from your response to comment 7 that the “pro forma financial information is the historical financial information of the accounting acquirer, The CodeSmart Group, Inc.” However, we are not in a position to agree with your assessment of the pro forma requirement under Rule 8-05 of Regulation S-X. For example, pro forma financial information is necessary to reflect changes to the historical equity of the accounting acquirer prior to the merger. As another example, pro forma earnings/loss per share information should be recast for periods prior to the merger. Please fully address the pro forma requirement under Rule 8-05 of Regulation S-X.

Response #9:

We have included our pro forma financial statements in the revised 8-K/A.

Comment #10:

10.
We reissue prior comment 8, which asked that you file complete versions of each of your material contracts. Please file a signed copy of the License and Supply Agreement with Amerinet Choice, LLC, including the signed Supplier Response Document that comprises Exhibit A of that agreement.

Response #10:

We have revised the 8-K and re-file a signed copy of License and Suppler Agreement with Amerinet Choice, LLC and Amerinet, Inc. as Exhibit 10.7 to the 8-K/A.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours, By: /s/ Ira Shapiro Name: Ira Shapiro Title: Chief Executive Officer